

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2024

Michael J. Bilerman
Chief Financial Officer
Tanger Inc.
3200 Northline Avenue
Suite 360
Greensboro, NC 27408

> **Re: Tanger Inc.**
> **Form 10-K for the fiscal year ended December 31, 2023**
> **Filed February 21, 2024**
> **File No. 001-11986**

Dear Michael J. Bilerman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction